UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: March 6, 2009

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FOR IMMEDIATE RELEASE

CAMTEK REPORTS ITS INTENTION TO AGGRESSIVELY OPPOSE JURY VERDICT IN RUDOLPH
PATENT INFRINGEMENT CASE

                MIGDAL HA’EMEK, Israel, March 6, 2009 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) reports today that a jury verdict has been rendered in favor of Rudolph Technologies, Inc. in Rudolph’s patent infringement case against Camtek, pending in the U.S. Federal District Court in Minneapolis, Minnesota. The verdict awarded damages of approximately $6.8 million in favor of Rudolph with regard to sales of Camtek’s Falcon products in the United States. No judgment has been entered yet by the Court. The alleged infringement refers to a U.S. patent only, and, therefore, any judgment or injunction, if issued, would not have any effect anywhere other than in the United States.

 Camtek intends to aggressively pursue post-trial motions to overturn or modify the jury’s verdict and to oppose or limit the effect of any future injunctive relief. Should Camtek be unsuccessful at the trial court level, it plans to appeal any adverse judgment.

“Although we are disappointed by the jury’s verdict in this case, we continue to believe that our Falcon products do not infringe on Rudolph’s patent and that the patent itself is invalid”, said Rafi Amit, Camtek’s CEO. “We expect to continue to aggressively defend Camtek’s rights and believe that we will be successful in overcoming this unjust verdict.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL:
Mira Rosenzweig CFO	Ehud Helft/Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604-8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0703	info@gkir.com
mirar@camtek.co.il

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